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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1999

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from        to

Commission file number 0-8591

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Scott Technologies, Inc. 401(k) Savings Plan for Salaried Employees.

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Scott Technologies, Inc., One Chagrin Highlands, 2000 Auburn Drive, Suite 400, Beachwood, Ohio 44124.

          SCOTT TECHNOLOGIES, INC.
          401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

          FINANCIAL STATEMENTS
          AS OF DECEMBER 31, 1999 AND 1998
          TOGETHER WITH REPORT OF
          INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the
Scott Technologies, Inc.
401(k) Savings Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for plan benefits of the Scott Technologies, Inc. 401(k) Savings Plan for Salaried Employees (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

                      /s/ Arthur Andersen LLP

Cleveland, Ohio,
  May 11, 2000.

SCOTT TECHNOLOGIES, INC.

401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

DECEMBER 31, 1999 AND 1998

INDEX

Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999
Notes to Financial Statements
Exhibit 1—Item 4i—Schedule of Assets Held for Investment Purposes as of December 31, 1999

SCOTT TECHNOLOGIES, INC.

401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS:
Cash and cash equivalents	$—	$33,120,881
Investments at market value	71,880,163	32,720,619
Employee contribution receivable	5,446	59,717
Employer contribution receivable	1,561	13,158
Notes receivable from participants	5,320	4,798
Accrued interest income	13,109	3,007

Total Assets	71,905,599	65,922,180

LIABILITIES:
Accrued Liabilities	68,856	—

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$71,836,743	$65,922,180

The accompanying notes to financial statements are an integral part of these statements.

SCOTT TECHNOLOGIES, INC.

401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS:
Contributions—
Employee	$2,792,382
Employer	653,784
Net appreciation in fair value of investments (see Note 5)	6,767,082
Net investment income	2,815,861
Rollover and other	347,880

Total additions	13,376,989
DEDUCTIONS:
Benefits paid to participants	7,462,426

Net additions	5,914,563
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	65,922,180

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$71,836,743

The accompanying notes to financial statements are an integral part of this statement.

SCOTT TECHNOLOGIES, INC.

401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 1998

1. SUMMARY OF THE PLAN:

The Scott Technologies, Inc. 401(k) Savings Plan for Salaried Employees (the Plan) was established on January 1, 1985, to provide retirement benefits to employees (and their beneficiaries) hired after December 31, 1984 of certain participating divisions and subsidiaries of Scott Technologies, Inc. (the Company). The Plan was amended and restated in 1998 to allow for an increase in employee contribution percentage, employer matching contributions and new investment options. The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended. The Plan provides that any excess assets will be returned to the Company once all the liabilities have been satisfied.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits are prepared on the accrual basis of accounting.

Net unrealized gains and realized gains on sale of investments were calculated based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year. The amounts are included in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform with current year presentation.

New Authoritative Pronouncements

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

Administration Expenses

All costs and expenses of administering the plan are paid by the Plan and are included as a reduction of investment income.

Contributions

The Plan provides that participants may elect to defer up to 15% of their annual compensation paid to them by the Company as a contribution. Such elected contributions are limited in any calendar year to a maximum as shall be prescribed by the Secretary of the Treasury. The Company matches 100% of the first 1% of each participant's elective contribution and then 25% of the next 4% of participant contribution. In addition, the Plan provides for transfer contributions to the Plan which constitute a rollover from another qualified plan on behalf of an eligible employee.

Participant Directed Investments

Participants direct their contributions in 5% increments between the twelve funds and the Company stock fund. However, a participant's investment in the Company stock fund may not exceed, in aggregate, 25% of the participant's total contribution percentage.

Participants may also choose one of three Lifestyle options in which allocations are automatically selected for the participants. The Conservative Lifestyle option automatically becomes the investment choice for any Plan participant who does not submit an enrollment form which includes a valid investment direction. The Plan offers an internet web page and a telephone voice response system, both of which allow participants to change allocations and contribution percentages on a daily basis.

Net Investment Income

Net investment income includes dividend and interest income earned from investments during the year, as well as interest earned from participant loans.

Vesting Requirements

Participant contributions and transfer contributions are fully vested when deposited into the Plan. Employer matching contributions vest to participants according to the following:

Years of Service	Vesting Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Employer discretionary contributions are fully vested at five years of service. For vesting purposes, the Plan provides that an employee shall be credited with one year of service for each Plan year during which they have met the criteria of continuous service, as defined in the Plan document.

Distributions and Forfeitures

Upon termination from the Plan, a participant, or in the case of death, a participant's beneficiary will be entitled to receive the vested portion of the participant's account as a single lump-sum payment. For participants who are terminated, the nonvested account balance is forfeited, and the forfeitures are used to offset plan expenses and the employer matching contribution. If a participant retires, becomes disabled or dies while still employed, the entire balance in his or her account will be fully vested.

The Plan also allows for hardship withdrawals. Under certain hardship circumstances, as defined in the Plan document, a participant may withdraw up to 100% of the participant's before tax contributions.

Unallocated forfeitures amounting to approximately $92,000 at December 31, 1999 will be used to offset employer contributions in 2000.

Retirement

The Plan provides that the accrued benefit of a participant is nonforfeitable if such participant is employed by the Company on or after the normal retirement date. Each participant who ceases to be employed by the Company for any reason, other than death, on or after the normal retirement date shall be entitled to receive a normal retirement benefit. The normal retirement benefit is equal to the participant's accrued benefit as of the date of the distribution.

Participant Loans

The Plan allows participants to take loans from their account balance. A participant can borrow up to the lesser of 50% of their vested account balance or $50,000. The minimum loan requested amount is $1,000. Participants can have one outstanding loan at a time and loans can be requested for any reason. The interest rate is Prime rate plus one percentage point. Outstanding loans were $891,420 and $909,681 at December 31, 1999 and 1998, respectively, and are included in investments in the accompanying financial statements.

3. DISTRIBUTIONS TO PARTICIPANTS:

Distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan amounted to $0 and $352,019 at December 31, 1999 and 1998, respectively.

4. TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated July 1, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. However, the Plan administration and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. INVESTMENTS:

The following investments represent 5% or more of the Plan's net assets:

	December 31,
	1999	1998
Scott Technologies, Inc. Common Stock Fund	$14,654,506	$14,098,840
Chicago Trust Growth & Income Fund	9,310,689	—
Conservative Lifestyle Fund	6,926,121	7,846,717
Oppenheimer Opportunity Fund	6,715,038	—
Chicago Trust Balanced Fund	6,587,578	—
MFS Capital Opportunity Fund	5,611,236	—
Moderate Lifestyle Fund	5,422,639	4,883,071
Cash (see Note 6)	—	33,120,881
Chase Principal Preservation Fund	—	3,437,805

During 1999, the Plan's investments appreciated in value by $6,767,082 (including realized and unrealized gains and losses) as follows:

Chicago Trust Safety of Principal Fund	$206,580
Pimco Total Return Fund	(197,593)
Chicago Trust Balanced Fund	478,467
Chicago Trust Growth & Income Fund	1,044,257
Oppenheimer Opportunity Fund	(208,029)
M & C Growth Fund	125,993
MFS Capital Opportunity Fund	946,945
Small Cap Blend Fund	878,284
GAM International Fund	(13,603)
Scott Technologies, Inc. Common Stock Fund	1,876,156
Conservative Lifestyle Fund	472,125
Moderate Lifestyle Fund	682,836
Aggressive Lifestyle Fund	474,664

$6,767,082

6. CHANGE OF TRUSTEE:

During 1999, all Plan assets were transferred from the Wilmington Trust Co. to the Chicago Trust Co. Accordingly, at December 31, 1998, many of the fund accounts held cash, as the investments were disposed of on December 30, 1998, to facilitate the transfer of assets to the new trustee.

7. SALE OF SUBSIDIARY:

Effective June 30, 1999, the Company sold its wholly-owned subsidiary, Interstate Electronics Corporation ("IEC"). Some of IEC's salaried employees participated in the Plan. As of June 30, 1999, all IEC employees have ceased contributing to the Plan. Subsequent to December 31, 1999, IEC participants' balances were rolled out of the Plan.

EXHIBIT 1

SCOTT TECHNOLOGIES, INC.
401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
ITEM 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
EMPLOYER IDENTIFICATION NUMBER: 52-1297376
PLAN NUMBER: 002

Identity of Issue and Description	Market Value
Chicago Trust Safety of Principle Fund	$3,422,737
Pimco Total Return Fund	2,652,439
Chicago Trust Balanced Fund	6,587,578
Chicago Trust Growth & Income Fund	9,310,689
Oppenheimer Opportunity Fund	6,715,038
M & C Growth Fund	1,977,991
MFS Capital Opportunity Fund	5,611,236
Small Cap Blend Fund	2,883,145
GAM International Fund	2,660,385
Scott Technologies, Inc. Common Stock Fund	14,654,506
Conservative Lifestyle Fund	6,926,121
Moderate Lifestyle Fund	5,422,639
Aggressive Lifestyle Fund	2,156,404
Liquidity Fund	7,835
* Participant Loan Fund (interest rates ranged from 8.75% to 9.5% during 1999)	891,420

$71,880,163

The accompanying notes to financial statements are an integral part of this exhibit.

*
denotes party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      SCOTT TECHNOLOGIES, INC.
                      401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

                      By: Scott Technologies, Inc. (Plan Administrator)

                      /s/ Debra L. Kackley

                      Debra L. Kackley,
                      Vice President, General
                      Counsel and Secretary

Date: June 27, 2000

EXHIBIT INDEX

23.1	Consent of Arthur Andersen LLP

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
SCOTT TECHNOLOGIES, INC. 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES ITEM 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1999 EMPLOYER IDENTIFICATION NUMBER: 52-1297376 PLAN NUMBER: 002
SIGNATURES
EXHIBIT INDEX